This preliminary pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. We may not sell these securities until we deliver a final pricing supplement. This preliminary pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where such an offer or sale would not be permitted.

                 Subject to completion, dated November 12, 2004



PRELIMINARY PRICING SUPPLEMENT NO.                                Rule 424(b)(5)
DATED:  November __, 2004                                    File No. 333-109793
(To Prospectus dated November 17, 2003,
and Prospectus Supplement dated November 17, 2003)

                                 $10,668,950,162
                         THE BEAR STEARNS COMPANIES INC.
                           Medium-Term Notes, Series B


Principal Amount:  $             Floating Rate Notes [x] Book Entry Notes [x]

Original Issue Date: 11/29/2004  Fixed Rate Notes [  ]   Certificated Notes [  ]

Maturity Date:  11/29/2019       CUSIP No.:

                                 Euroclear and Clearstream Common Code:

Option to Extend Maturity:       No    [x]
                                 Yes   [ ]       Final Maturity Date:

Minimum Denominations:  $100,000, increased in multiples of $10,000

                                               Optional       Optional Repayment
   Redeemable On      Redemption Price(s)  Repayment Date(s)       Price(s)
--------------------  -------------------  -----------------  ------------------
         *                     *                  N/A                N/A

Applicable Only to Fixed Rate Notes:
-----------------------------------

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:
--------------------------------------

Interest Rate Basis:                         Maximum Interest Rate:  N/A

[ ]  Commercial Paper Rate                   Minimum Interest Rate:  0.00%

[ ]  Federal Funds Effective Rate

[ ]  Federal Funds Open Rate                 Interest Reset Date(s): **

[ ]  Treasury Rate                           Interest Reset Period: Quarterly

[ ]  LIBOR Reuters                           Interest Payment Date(s): ***

[ ]  LIBOR Telerate                          Interest Payment Period: Quarterly

[ ]  Prime Rate

[ ]  CMT Rate

[x]  Other:  See "Interest Rate" below

Index Maturity:  N/A                Interest Determination Date(s): Fifth
                                    Business Day prior to but not including the last day of the current Interest Payment
                                    Period

                                    Day Count Basis:  360-day year of twelve
                                                      30-day months

* Commencing February 28, 2005 and on each Interest Payment Date thereafter until Maturity, the Notes may be called in whole at par at the option of the Company on five New York Business Days' notice.

** Commencing February 28, 2005 and on each February 28th, May 29th, August 29th and November 29th thereafter prior to Maturity. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be postponed to the next Business Day. If the next Business Day is in the next succeeding calendar month, the Interest Reset Date will be the preceding Business Day (any such adjustment being referred to as the "Business Day Convention").

*** Commencing February 28, 2005 and on each February 28th, May 29th, August 29th and November 29th thereafter, including the Maturity Date.

If any Interest Payment Date, Maturity Date or redemption date is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next Business Day and no additional interest shall accrue for the period from and after that Interest Payment Date, Maturity Date or redemption date, as the case may be, to the next Business Day. If the next Business Day is in the next calendar month, principal, premium, if any, or interest will be paid on the preceding Business Day.

Business Day:             Any day that is both a London Banking Day and a New
                          York Business Day.

London Banking Day:       A day other than a Saturday or Sunday on which
                          dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

New York Business Day:    Any day that is not a Saturday or Sunday, and that, in
                          New York City, is not a legal holiday nor a day on which banking institutions or trust companies in New
                          York City are authorized or obligated by law to close.

Interest Rate:            USD Callable CMS Spread
                          Principal Protected Range Accrual Note.

                          The Calculation Agent will determine the Interest Rate for each Interest Payment Period in accordance with the following:

                          From the Original Issue Date through November 28,
                          2005:
                                   14.00% (the "Initial Fixed Interest Rate").
                          For each Interest Payment Period from November 29, 2005 until the Maturity Date, the Interest Rate (the "Variable Interest Rate") shall equal:

                                                     [                    n )]
                                          Greater of [0%, (20 x Spread x ---)]
                                                     [                    N )]

                          Where n equals the number of days in the respective Interest Payment Period in which the Accrual Provision is satisfied, and N equals the actual number of days in the respective Interest Payment Period.

Spread:                   30-Year CMS Rate minus 10-Year CMS Rate.

Accrual Provision:        A determination as to whether the Accrual Provision
                          has been satisfied will be made on each Business Day during an Interest Payment Period, provided that such Business Day is not within the exclusion period beginning on the fifth Business Day prior to but not including the last day of the current Interest Payment
                          Period. For each such day that is not a Business Day and not within such excluded period, such determination will be made on the last preceding
                          Business Day. The determination made on an Interest
                          Determination Date with respect to an Interest Payment
                          Date will remain in effect until that Interest Payment
                          Date.

                          The Accrual Provision is satisfied and interest shall accrue from the Original Issue Date until the Maturity Date for each day on which the Spread is greater than or equal to 0%. If the Spread is less than 0%, then the Accrual Provision is not satisfied and no interest will accrue for that day. See "Risk Factors" below.

30-Year CMS Rate:         The rate in effect for each Interest Payment Period
                          will be the rate that appears on Reuters page ISDA
                          FIX1 under the heading "30YR" at 11:00 a.m., New York
                          City time on the Interest Determination Date for that Interest Payment Period. If such rate does not appear on Reuters page ISDA FIX1 on such date, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

10-Year CMS Rate:         The rate in effect for each Interest Payment Period
                          will be the rate that appears on Reuters page ISDA
                          FIX1 under the heading "10YR" at 11:00 a.m., New York
                          City time on the Interest Determination Date for that Interest Payment

                          Period. If such rate does not appear on Reuters page ISDA FIX1 on such date, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

USD-CMS-Reference Banks:  The rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York City time on any Interest Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

Reference Banks:          The five leading swap dealers in the New York City
                          interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

Designated Maturity:      Either 30 years or 10 years, as the case may be.

Representative Amount:    The amount that is representative for a single
                          transaction in the relevant market at the relevant time.

Calculation Agent and
Lead Agent:               Bear, Stearns & Co. Inc.

                                  RISK FACTORS

      The Notes are subject to special considerations. An investment in the Notes entails risks that are not associated with an investment in conventional floating-rate or fixed-rate debt securities. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their financial and legal advisers, of the suitability of the Notes in light of their particular financial circumstances, the following risk factors and the other information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus. See "Risk Factors" generally in the Prospectus Supplement.

      Interest Rate Risk. Investors should consider the risk that the Spread (the 30-Year CMS Rate minus the 10-Year CMS Rate), determined on a daily basis, may be less than zero on one or more Business Days during the applicable Interest Payment Period, in which case the Notes will not accrue interest for the related days during the Interest Payment Period. During the period from February 28, 2000 through August 29, 2000, the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate was, at times, less than zero.

      Call Risk. Investors should consider that it is more likely that we will redeem the Notes prior to the Maturity Date if the Accrual Provision results in an interest payment greater than instruments of comparable maturity and credit rating trading in the market.

      Liquidity Risk. The Notes will not be listed on any securities exchange and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to Maturity. You should be aware that we cannot ensure that a secondary market in the Notes will develop and, if such market were to develop, it may not be liquid. If you sell your Notes prior to Maturity, you may receive less than the amount you originally invested. The Calculation Agent has advised us that it intends under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future, nor can we predict the price at which those bids will be made. The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of our creditworthiness, including the level and direction of interest rates, the Interest Accrual Provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 10-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 10-Year CMS Rate, the time remaining to Maturity of the Notes, our right to redeem the Notes, the aggregate principal amount of the Notes, the availability of comparable instruments and the cost to us of unwinding any related hedging activity or any funding arrangement.

      The following table, showing the historical performance of the 30-Year CMS Rate minus the 10-Year CMS Rate in effect for the Interest Payment Dates, should not be taken as an indication of the future performance of the Spread during the term of the Notes. It is impossible to predict whether the Spread will fall or rise. The Spread depends on and is influenced by a number of complex and interrelated factors, including political, economic, financial and other factors over which the Company has no control.

        Interest Payment        30-Year       10-Year    Difference
              Date            CMS Rate(%)   CMS Rate(%)  30Y-10Y (%)
        --------------------------------------------------------------
        May 29, 1994            7.98000       7.53500      0.44500
        August 29, 1994         8.10000       7.66500      0.43500
        November 29, 1994       8.61000       8.35500      0.25500
        February 28, 1995       8.12000       7.81500      0.30500
        May 29, 1995            7.31000       6.96500      0.34500
        August 29, 1995         7.26000       6.91500      0.34500
        November 29, 1995       6.66000       6.32500      0.33500
        February 28, 1996       6.73000       6.30500      0.42500
        May 29, 1996            7.27000       7.05000      0.22000
        August 29, 1996         7.22000       6.96500      0.25500
        November 29, 1996       6.76000       6.43500      0.32500
        February 28, 1997       6.97000       6.72000      0.25000
        May 29, 1997            7.31000       7.08500      0.22500
        August 29, 1997         6.96000       6.75500      0.20500

        Interest Payment        30-Year       10-Year    Difference
              Date            CMS Rate(%)   CMS Rate(%)  30Y-10Y (%)
        --------------------------------------------------------------
        November 29, 1997       6.46000       6.31500      0.14500
        February 28, 1998       6.27000       6.05500      0.21500
        May 29, 1998            6.31000       6.17000      0.14000
        August 29, 1998         6.23000       6.09000      0.14000
        November 29, 1998       5.88500       5.60500      0.28000
        February 28, 1999       6.01000       5.77000      0.24000
        May 29, 1999            6.45500       6.29000      0.16500
        August 29, 1999         7.10000       6.94000      0.16000
        November 29, 1999       7.08000       6.80500      0.27500
        February 28, 2000       7.36350       7.39500     -0.03150
        May 29, 2000            7.75200       7.76950     -0.01750
        August 29, 2000         7.04900       7.07100     -0.02200
        November 29, 2000       6.86100       6.80900      0.05200
        February 28, 2001       6.34100       6.07600      0.26500
        May 29, 2001            6.47450       6.16750      0.30700
        August 29, 2001         6.11700       5.71500      0.40200
        November 29, 2001       6.01400       5.61700      0.39700
        February 28, 2002       6.03000       5.55000      0.48000
        May 29, 2002            6.13700       5.62000      0.51700
        August 29, 2002         5.44650       4.74000      0.70650
        November 29, 2002       5.44000       4.66500      0.77500
        February 28, 2003       5.17350       4.29500      0.87850
        May 29, 2003            4.61900       3.72600      0.89300
        August 29, 2003         5.66900       4.95000      0.71900
        November 29, 2003       5.37800       4.62500      0.75300
        February 28, 2004       5.22200       4.43000      0.79200
        May 29, 2004            5.81300       5.22900      0.58400
        August 29, 2004         5.43050       4.74200      0.68850

The historical experience of the 30-Year CMS Rate minus the 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 10-Year CMS Rate during the term of the Notes. Fluctuations in the level of the 30-Year CMS Rate and the 10-Year CMS Rate make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

                  CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes certain US federal income tax consequences of the purchase, beneficial ownership and disposition of Notes. This summary deals only with a beneficial owner of a Note that is:

      o an individual who is a citizen or resident of the United States for US federal income tax purposes;

      o a corporation (or other entity that is treated as a corporation for US federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

      o an estate whose income is subject to US federal income taxation regardless of its source; or

      o a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions (each, a "US Holder").

      If a partnership (or other entity that is treated as a partnership for US federal tax purposes) is a beneficial owner of Notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of Notes that is a partnership, and partners in such a partnership, should consult their tax advisors about the US federal income tax consequences of holding and disposing of the Notes.

      An individual may, subject to certain exceptions, be deemed to be a resident of the United States for US federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

      This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only US Holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a "straddle," "hedge," "synthetic security" or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as S corporations, banks, thrifts, other financial institutions, insurance companies, mutual funds, small business investment companies, tax-exempt organizations, retirement plans, real estate investment trusts, regulated investment companies, securities dealers or brokers, traders in securities electing mark to market treatment, investors whose functional currency is not the US dollar, persons subject to the alternative minimum tax, and former citizens or residents of the United States), and this summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

      PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Federal Income Tax Treatment of US Holders

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the treatment for US federal income tax purposes of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper US federal income tax treatment of the Notes is uncertain.

      If the Initial Fixed Interest Rate is within 25 basis points of the Variable Interest Rate, computed as if the issue date was the last day of a quarterly Interest Payment Period, we intend to treat the Notes as "variable rate debt instruments" ("VRDIs") for federal income tax purposes as described below. If, however, the Initial Fixed Interest Rate is not within 25 basis points of the Variable Interest Rate, computed as if the issue date was the last day of a quarterly Interest Payment Period, we intend to treat the Notes as "contingent payment debt instruments" ("CPDIs") for federal income tax purposes as described below. Each Noteholder by purchasing a Note will agree to treat the Notes in conformity with our treatment, unless otherwise required by law.

      Treatment of the Notes as Variable Rate Debt Instruments

      If the Notes are treated as VRDIs, a US Holder would be required to include in gross income payments of stated interest on the Notes when accrued or received, in accordance with their usual method of tax accounting, as ordinary interest income. In addition, upon a sale, exchange, or retirement of a Note, a US Holder would generally recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement (less any accrued and unpaid interest, which will be taxable as such) and the US Holder's tax basis in the Note, which would generally equal the US Holder's cost of the Note reduced by payments of principal on the Note. Such gain or loss will be long-term capital gain or loss if the US Holder held the Note for more than one year at the time of disposition. US Holders that are individuals are entitled to preferential treatment for net long-term capital gains; however, the ability of US Holders to offset capital losses against ordinary income is limited.

      Treatment of the Notes as Contingent Payment Debt Instruments

      If the Notes are treated as CPDIs, the Notes will be subject to taxation under the "noncontingent bond method."

      Accruals of Original Issue Discount on the Notes

      Under the noncontingent bond method, US Holders of the Notes will accrue original issue discount ("OID") over the term of the Notes based on the Notes' "comparable yield." As a result, US Holders that employ the cash method of tax accounting will be required to include OID with respect to their Notes in gross income each year, without regard to the actual interest payments received.

      In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer's reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

      Based on these factors in the current interest rate environment, we estimate that the comparable yield of the Notes would be an annual rate of approximately 5.51%, compounded quarterly. We will not determine the actual comparable yield of the Notes, however, until they are issued.

      Accordingly, US Holders will accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the "adjusted issue price" of the Notes at the beginning of each such annual accrual period and the comparable yield. The "adjusted issue price" of the Notes at the beginning of an accrual period will equal the issue price of the Notes plus the amount of OID previously includible in the gross income of the US Holder less the amount of any interest payments previously made on the Notes. The amount of OID includible in income of each US Holder for each taxable year will equal the sum of the "daily portions" of the total OID on the Notes allocable to each day during the taxable year in which a US Holder held the Notes, regardless of the US Holder's method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

      US Holders can obtain the comparable yield and projected payment schedule for the Notes by submitting a written request to us at the following address:

      The Bear Stearns Companies Inc.
      Attn:  Corporate Secretary
      383 Madison Avenue, 6th Floor
      New York, New York 10179

      Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding. The comparable yield and the projected payment amount for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us with respect to the actual yield or payments on the Notes and do not represent our expectations regarding a Note's yield or the index price return amount.

      A US Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the US Holder determines its own projected payment schedule and comparable yield, explicitly discloses such schedule to the Internal Revenue Service (the "IRS"), and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield for the Notes as set forth above are reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other projected payment schedule or comparable yield should be used for the Notes.

      In addition to the OID accruals discussed above, a US Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a "net positive adjustment") in respect of a Note for a taxable year. If a US holder receives actual payments that are less than the projected payments in respect of a Note for a taxable year, the US Holder will incur a "net negative adjustment" equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of OID in respect of the Note that a US Holder would otherwise be required to include in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous OID inclusions under the Note over (B) the total amount of the US Holder's net negative adjustment treated as ordinary loss on the Note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code. Any net negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the Notes.

      Sale, Exchange, Retirement, or Other Disposition of the Notes

      When a US Holder sells, exchanges or otherwise disposes of a Note, the US Holder's gain (or loss) on the disposition will equal the difference between the amount received by the US Holder for the Note and the US Holder's adjusted tax basis in the Note. A US Holder's adjusted tax basis in a Note will be equal to the US Holder's original purchase price for the Note, plus any OID accrued by the US Holder less the aggregate amount of interest payments previously received. Any gain realized by a US Holder on a disposition will be treated as ordinary interest income. Any loss realized by a US Holder on a disposition will be treated as ordinary loss to the extent of the US Holder's OID inclusions with respect to the Note. Any loss realized in excess of such amount generally will be treated as a capital loss. Any capital loss recognized by a US Holder will be a long-term capital loss if such US Holder has held such Note for more than one year, and a short-term capital loss in other cases. For US Holders that are individuals, such capital losses are subject to certain limitations.

      Possible Alternative Tax Treatment of an Investment in the Notes

      As mentioned above, there are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the treatment for US federal income tax purposes of the Notes or securities with terms substantially the same as the Notes. Therefore, the federal income tax treatment of the Notes is not free from doubt. For example, if we treat the Notes as VRDIs, it is possible that the IRS could assert that the Notes should be treated as CPDIs (or vice versa). US Holders are urged to consult their tax advisors regarding the US federal income tax consequences of an investment in the Notes.

Disclosure Requirements for US Holders Recognizing Significant Losses or Experiencing Significant Book-Tax Differences

      A US Holder that claims significant losses in respect of a Note (generally
(i) $10 million or more in a taxable year or $20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations or (ii) $2 million or more in a taxable year or $4 million or more in any combination of taxable years for all other taxpayers) or reports any item or items of income, gain, expense, or loss in respect of a Note for tax purposes in an amount that differs from the amount reported for book purposes by more than $10 million on a gross basis in any taxable year may be subject to certain disclosure requirements for "reportable transactions." Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to the Notes.

Information Reporting and Backup Withholding

      Information reporting will apply to certain payments on a Note (including interest and OID) and proceeds of the sale of a Note held by a US Holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a US Holder if (a) the US Holder has failed to provide its correct taxpayer identification number on IRS Form W-9, (b) we have been notified by the IRS of an underreporting by the US Holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year) or (c) we have been notified by the IRS that the tax identification number provided to the IRS on an information return does not match IRS records or that the number was not on the information return.

      THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN NOTES. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

      Subject to the terms and conditions set forth in the Distribution Agreement dated as of June 19, 2003, as amended, and the Agent Accession Agreement, dated November [ ], 2004, the Notes will be offered by us to or through the Lead Agent for subsequent resale to Hennion & Walsh, Inc. (the "Participating Dealer"). The Participating Dealer has agreed to use its reasonable best efforts to solicit orders to purchase Notes and has executed a master selected dealer agreement with the Lead Agent. The Notes will be offered for sale in the United States only.

      We will offer the Notes to the Lead Agent at a discount of [ ]% of the price at which the Notes are offered to the public. The Lead Agent may reallow a discount to the Participating Dealer not in excess of [ ]% of the public offering price. The Lead Agent and the Participating Dealer may sell Notes to other dealers at a concession not in excess of the discount they received from us.


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      Following the solicitation of orders, the Participating Dealer may purchase Notes as principal for its own account from the Lead Agent. The Notes will be purchased by the Participating Dealer and resold by the Participating Dealer to one or more investors at the public offering price. After the initial public offering of Notes to be resold by the Lead Agent or the Participating Dealer to investors, the public offering price, discount and concession may be changed. In the future, the Lead Agent and the Participating Dealer may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

      The Lead Agent and the Participating Dealer may be deemed to be "underwriters" within the meaning of the Securities Act. We have agreed to indemnify the Lead Agent and the Participating Dealer against or to make contributions relating to certain civil liabilities, including liabilities under the Securities Act. We have agreed to reimburse them for certain expenses.

      Neither the Lead Agent nor the Participating Dealer will confirm sales to any accounts over which they exercise discretionary authority without the prior approval of the customer.

      The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange and we do not expect a trading market to develop. The Lead Agent has advised us that, following completion of the offering of the Notes, it intends under ordinary market conditions to indicate prices for the Notes on request, although it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, no guarantees can be given as to whether an active trading market for the Notes will develop or, if such a trading market develops, as to the liquidity of such trading market. We cannot guarantee that bids for outstanding Notes will be made in the future, nor can we predict the price at which those bids will be made.

      In order to facilitate the offering of the Notes, the Lead Agent may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level higher than that which might otherwise prevail in the open market. Specifically, the Lead Agent may over-allot or otherwise create a short position in the Notes for its own account by selling more Notes than have been sold to it by us. The Lead Agent may elect to cover any such short position by purchasing Notes in the open market. In addition, the Lead Agent may stabilize or maintain the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales of Notes. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such stabilizing, if commenced, may be discontinued at any time and in any event shall be discontinued within a limited period. No other party may engage in stabilization.


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      The agents or dealers to or though which we or the Lead Agent may sell
Notes may be our affiliates or customers and may engage in transactions with and perform services for us in the ordinary course of business.

      The Participating Dealer has represented and agreed that it will comply with all applicable laws and regulations, including without limitation the NASD Conduct Rules, in force in any jurisdiction in which it purchases, offers or sells the Notes or possesses or distributes this pricing supplement, and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations, including those of self-regulatory organizations, in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and neither we nor any other agent will have responsibility for such compliance.

      The distribution of the Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.


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